Exhibit 99.1
Avago Technologies Announces Expansion of Manufacturing Outsourcing
SAN JOSE, Calif., — May 18, 2007 — Avago Technologies, a leading supplier of analog interface components for communications, industrial and consumer applications, today announced further expansion of its manufacturing outsourcing program. As a result of these latest actions, the Company will reduce its Singapore workforce by approximately 230 employees and expects to record a cash charge of approximately $4 million in its third fiscal quarter, ending July 31, 2007.
“In January 2007, we announced a strategic shift in our business model to increase customer competitiveness in our four core markets by focusing existing resources on higher value-added activities such as new product introduction, research and development, marketing and supply chain management,” said Hock E. Tan, president and CEO of Avago Technologies. “This strategy has increased the flexibility in our cost structure and enabled us to better deal with the cyclical trends that impact our industry.”
About Avago Technologies
Avago Technologies is a leading supplier of analog interface components for communications, industrial and consumer applications. With a global employee presence, Avago provides an extensive range of analog, mixed-signal and optoelectronic components and subsystems to more than 40,000 customers. The Company’s products serve four end markets: industrial and automotive, wired infrastructure, wireless communications, and computer peripherals. It is recognized for providing high-quality products along with strong customer service. Avago’s heritage of technical innovation dates back 40 years to its Agilent/Hewlett-Packard roots. Information about Avago is available on the Web at www.avagotech.com.
Safe Harbor Statement
This announcement and supporting materials may contain forward-looking statements which address our expected future business and financial performance. These forward looking statements are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs, current trends and market conditions, and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. Our Registration Statement on Form F-4 filed with the SEC on January 8, 2007, recent Current Reports on Form 6-K, and other Avago filings with the U.S. Securities and Exchange Commission (“SEC”) (which you may obtain for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Avago undertakes no obligation to update or revise these forward-looking statements.
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Avago, Avago Technologies, and the A logo are trademarks of Avago Technologies Limited in the United States and other countries.
Investor Contact:
Jim Fanucchi
Summit IR Group Inc.
(408) 404-5400
jim@summitirgroup.com